Vivendi Not Bidding for 54% Stake of PagesJaunes
Paris, July 17, 2006 — After a serious and in-depth analysis, Vivendi’s Management Board, with the support of its Supervisory Board, today announced that it is not bidding for the 54% stake in PagesJaunes offered by France Télécom, a decision motivated essentially by the high price of the offering.
Jean-Bernard Lévy, chairman of Vivendi’s Management Board, declared: “We examined the acquisition of PagesJaunes with great attention and interest. PagesJaunes is a high-quality media business benefiting from solid growth trends and a strong Internet presence. However, primarily due to price considerations, we will not participate in the bid for the acquisition of PagesJaunes in the best interests of our shareholders”.
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